MATERIAL CHANGE REPORT
Form 51-102F3

Item 1		Name and Address of Company

QUEST CAPITAL CORP. (the “Corporation”)
Suite 1028 – 550 Burrard Street
Vancouver, BC V6C 2B5

Item 2		Date of Material Change

The material change occurred on December 3, 2009 and December 8, 2009.

Item 3		News Release

The Corporation issued a press release on December 3 and December 8, 2009, through Marketwire via Canadian Timely Disclosure and US Timely Disclosure.

Item 4		Summary of Material Change

On December 3, 2009, the Corpo.ration announced that it made a $10 million payment towards the repurchase and retirement of its outstanding $40 million First Preferred Shares, Series A (the “Preferred Shares”).

On December 8, 2009, the Corporation announced a further $10 million dollar payment towards repurchase and retirement of the Preferred Shares leaving an outstanding balance of $20 million.

Item 5		Full Description of Material Change

	5.1	Full Description of Material Change

See “Schedule A” and “Schedule B” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6		Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

Not applicable.

Item 8		Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

A. Murray Sinclair, Chairman    or    Jim Grosdanis, Chief Financial Officer
Telephone: (800) 318-3094    or    (604) 687-8378

Item 9	Date of Report

December 15, 2009

SCHEDULE “A”

December 3, 2009	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL REPURCHASES $10 MILLION OF PREFERRED SHARES
Company’s financial strength increasing

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), today announced that it has made a $10 million payment toward the repurchase and retirement of its outstanding $40 million First Preferred Shares, Series A (the “Preferred Shares”).

“Quest has made significant progress in reducing expenses, monetizing its loan portfolio and improving its financial flexibility this year and today’s announcement is a clear signal that Quest is gaining financial strength from these actions,” said A. Murray Sinclair, Quest Chairman. “This repayment is the first step of our plan to extinguish all of our Preferred Share liability”.

In September, the Preferred Shareholders agreed to waive their retraction rights and further agreed to amend the redemption provisions, allowing the Company to redeem the preferred shares in tranches of at least $2,500,000. In addition, the effective dividend rate was reduced from 13.50% to 12.75% on October 1, 2009 and will be further reduced to 12.00% on January 1, 2010.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS
For further information please contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and

SCHEDULE “A”

anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.

SCHEDULE “B”

December 8, 2009	TSX: QC
NYSE AMEX: QCC

QUEST CAPITAL REPURCHASES ADDITIONAL $10 MILLION
OF PREFERRED SHARES

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”), has made a second $10 million payment toward the repurchase and retirement of its First Preferred Shares, Series A (the “Preferred Shares”), leaving an outstanding balance of $20 million of Preferred Shares.

ABOUT QUEST

Quest Capital Corp. is a publicly traded mortgage investment corporation. For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

CONTACTS
For further information please contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our

SCHEDULE “B”

actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.